UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 24, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Spirit Airlines, Inc.

File No. 333-169474 - CF#26032

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Spirit Airlines, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 17, 2010, as amended.

Based on representations by Spirit Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through November 18, 2020
Exhibit 10.2	through November 18, 2020
Exhibit 10.3	through February 28, 2017
Exhibit 10.4	through July 1, 2011
Exhibit 10.6	through November 18, 2020
Exhibit 10.13	through December 31, 2014
Exhibit 10.15	through November 18, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Legal Branch Chief